FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Last update: 09/19/2023

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - CIA BRASILEIRA DE DISTRIBUICAO to be held on 10/19/2023

Shareholder's Name
Shareholder's CNPJ or CPF
E-mail

Instructions on how to cast your vote

Should any shareholder choose to exercise your remote voting right, under articles 26 and followings of the Brazilian Securities and Exchange Commission (“CVM”) Resolution No. 81/2022, the shareholder shall complete the Distance Voting Ballot (“Ballot”), that will only be considered valid and the votes presented here will be considered in the quorum of the Extraordinary General Meeting to be held on October 19, 2023 (“General Meeting”), if the following instructions are observed:

(i)  all the fields must be duly completed;

(ii)  all the pages must be initialed by the shareholder (or by his/her/its legal representative, as the case may be); and

(iii)  the last page shall be signed by the shareholder (or by his/her/its legal representative, as the case may be), without the need of notarization of the signature. For this General Meeting, the Company will accept the Ballot signed by electronic means, preferably signed with the use of the ICP-Brazil certification.

In case the shareholder wishes to exercise the remote voting right, it is essential that the fields above are filled in with (i) the shareholder’s name or corporate name, as the case may be; (ii) Brazilian taxpayer number (CNPJ or CPF, as the case may be); and (iii) an email address for contact.

Kindly note that the Management Proposal mentioned in this Ballot is available to shareholders at the Company’s headquarters, as well as at the Company’s Investor Relations website (www.gpari.com.br) and at CVM’s website (www.cvm. gov.br) and B3 S.A. – Brasil, Bolsa, Balcão’s website (www.b3.com.br).

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

The Shareholder that chooses to exercise its remote voting rights by means of this Ballot may complete it according to the abovementioned guidance and send it: (i) directly to the Company; (ii) to the Company´s Bookkeeper; or (iii) to his/her/its Custodian (if it renders such services), following the instructions below:

I. Remittance of the Ballot directly to the Company: The shareholder shall send, by e-mail, upon confirmation of receipt, to the Company’s Corporate Legal Department (societario@multivarejogpa.com.br), the Ballot (completed, initialized and signed, with no need to notarize) jointly with a copy of the following documents: (a) updated extract containing the respective shareholding issued by the custodian body; (b) if to individuals: identity card with photo of the shareholder; (c) if to companies: (i) bylaws or consolidated articles of association and corporate documents that prove that the company is duly represented; and (ii) identity card with photo of the legal representative; (d) if to investment funds: (i) consolidated regulations of the fund;

(ii)   bylaws or articles of association of its manager, as the case may be, observing the voting policy of the fund and corporate documents that prove that the manager is duly represented; and

(iii)  identity card with photo of the manager’s legal representative.

If any of the shareholders indicated in the items (b) to (d) above may be represented by an attorney-in-fact, in addition to the respective documents indicated above, shall forward (i) power of attorney with specific powers for its representation in the General Meeting; (ii) identity documents of the attorney-in-fact, as well as, in the case of a legal entity or fund, copies of the identity document and minutes of election of the legal representative(s) who have signed the power of attorney proving the powers of representation.

For this General Meeting, the Company will accept powers of attorney granted by Shareholders by electronic means, preferably signed with the use of the ICP-Brazil certification.

The Company will not require certified copies or notarization of documents issued and executed in Brazilian territory or the notarization, legalization/apostille and registration in the Registry of Titles and Documents in Brazil from those executed abroad.

It is not required sworn translation of documents originally drawn up in Portuguese, French, English or Spanish, or documents with translations into those languages, being the sworn translation required in other cases. The following identity documents will be accepted, provided that they have photo and are valid: RG, RNE, CNH, passport or professional identity card officially accepted.

II. Sending of the Ballot to the custodian or the Company´s Bookkeeper: Shareholders that hold shares issued by the Company deposited in a central depository may transmit the voting instructions to fill the Ballot through their respective custodian, in case they provide this type of service. Shareholders that do not have their shares deposited in a central depository may transmit voting instructions to the Company´s Bookkeeper, Itaú Corretora de Valores S.A., financial institution hired by the Company for the provision of book-entry services for its securities, through the channels it makes available. The delivery of the Ballot will be subject to the rules, guidelines and deadlines set by each custodian or Itaú, as the case may be. For such, shareholders shall contact them and verify procedures, documents and information set by them for the shareholders transmit the voting instructions by Ballot.

In all cases, for the Ballot to have effect, the date of October 12, 2023, seven (7) days before the date of the General Meeting will be the last day for its RECEIPT in one of the means listed above and not the last day for it to be sent. If the Ballot is received after October 12, 2023, the votes will not be counted.

Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company / Instructions for meetings that allow electronic system's participation, when that is the case.

If the shareholder chooses to send the Ballot directly to the Company, he/she/it shall send it up to the Corporate Legal Department, by e-mail to societario@multivarejogpa.com.br, upon confirmation receipt, respecting the deadlines and documents listed above.

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

The institution in charge of the provision of book-entry services for the securities of the Company is Itaú Corretora de Valores S.A. and the instructions to send it the Ballot can be found at www.itau.com.br/securitiesservices

Itaú Corretora de Valores S.A.

Address: Avenida Brigadeiro Faria Lima, 3.500, 3º andar, Zip Code 04538-132, Cidade de São Paulo, Estado de São Paulo, Brasil.

E-mail: atendimentoescrituracao@itau-unibanco.com.br

Phone: 3003-9285 (capitals and metropolitan regions) or 0800 7209285 (other locations) Contact: Services to shareholders.

Resolutions concerning the Extraordinary General Meeting (EGM)

[Eligible tickers in this resolution: PCAR3]

1. Adjustment of the value of the capital reduction approved at the Companys Extraordinary General Meeting held on February 14th, 2023, to the book value of the Company’s participation in Almacenes Éxito S.A. distributed to the Companys shareholders based on the Companys balance sheet of July 31th, 2023, corresponding to six billion, six hundred and fifty nine million, three hundred and one thousand, eight hundred and six reais and sixty centavos (R$ 6,659,301,806.60).

[ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: PCAR3]

2. Amendment of Article 2 of the Companys Bylaws and its paragraph 1st, in order to improve and detail the wording of the Companys corporate object and certain activities carried out by it.

[ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: PCAR3]

3. Modification of comma “o” of article 17 of the Company’s Bylaws, to adjust the limit value of the operations mentioned therein to be approved by the Board of Directors.

[ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: PCAR3] 4. Consolidation of the Companys Bylaws to reflect the amendments proposed above.

[ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: PCAR3]

5. Re-ratification of the remuneration of the members of the Companys Board of Officers and Board of Directors for the fiscal year ended on December 31th, 2022.

[ ] Approve [ ] Reject [ ] Abstain

City :

Date :

Signature :

Shareholder's Name :________________________________________________

Phone Number :

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: September 19, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.